FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, January 29, 2021

Ger. Gen. N°03 /2021

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      Significant Event

Dear Sir,

Pursuant to articles 9th and 10th, second paragraph, of Law No. 18,045, and in accordance with General Regulation No. 30 of the Financial Market Commission, and in use of the authorities which I have been granted, I hereby inform to you, as material fact related to the businesses of Enel Generación Chile S.A. (the “Company”) the following:

In relation to the ongoing negotiations communicated by means of a material fact dated January 20, 2021, it is reported that the Company and Inter-American Investment Corporation (IDB Invest) entered into an instrument subject to foreign law called Commitment Agreement, which has the purpose of regulating the terms and conditions for the sale and assignment of accounts receivables generated in favor of the Company (the "Saldos") by application of the transitory mechanism of stabilization of electricity prices for customers subject to tariff regulation established by Law No. 21,185 ("PEC Law"). Under this instrument, subject to the fulfillment of several conditions, Inter-American Investment Corporation (IDB Invest) will provide financing to an unrelated entity to the Company, and specially incorporated for this purpose, called Chile Electricity PEC SpA (the "Purchaser"), so that it may acquire, from time to time, the Saldos owned by the Company, whose nominal total value may amount to up to approximately US$91 million.

Additionally, it is reported that, on this date, the Company and the Purchaser entered into an agreement subject to foreign law called Sale and Purchase Agreement (the "Sale Agreement") for the sale and assignment of the Saldos. Pursuant to this Sale Agreement, the Company has agreed to sell and assign to the Purchaser a first group of Saldos, for a nominal value of approximately US$81 million. The closing of this transaction is subject to the fulfillment of certain conditions precedent and it is expected that the funding will be available in the next few weeks.

The sale and assignment of the first group of Saldos is framed within the terms and conditions agreed in the Commitment Agreement previously reported, and in the instrument called Commitment and Engagement Letter subscribed by the Company with Goldman Sachs & Co. LLC and Goldman Sachs Lending Partners LLC, which was previously informed by the Company to this Commission by means of an essential fact dated January 20, 2021. Considering that Inter-American Investment Corporation (IDB Invest) will participate in the financing to be granted to the Purchaser for the acquisition of the first group of Saldos, it is expected that the nominal value of the total of Saldos to be acquired by the Purchaser, including all groups of Saldos, will amount a total of approximately US$268 million.

Sincerely yours,

James Lee Stancampiano

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:  Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander –Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ James Lee Stancampiano
		Name:	James Lee Stancampiano
		Title:	Chief Executive Officer

Date: February 1, 2021